

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 2006

<u>Via US Mail and Facsimile</u>

Mr. Thomas F. Wolfe
Chief Financial Officer
Affinity Group Holding, Inc.
2575 Vista Del Mar Drive
Ventura, CA 93001

>   **Re: Affinity Group Holding, Inc.**
>   **Affinity Group, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **File Nos. 000-22852 and 333-124109**

Dear Mr. Wolfe:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   David R. Humphrey
>   Branch Chief